Exhibit 1.3

Zarlink Semiconductor Inc. Shareholders and Debentureholders Reminded

to Tender to Microsemi Corp.’s Premium Offers

Microsemi offers set to expire on October 12, 2011

ALISO VIEJO, Calif.—Oct. 11, 2011—Microsemi Corporation (NASDAQ: MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, and Zarlink Semiconductor Inc. (TSX: ZL) today reminded Zarlink shareholders and debentureholders to tender their shares and debentures to Microsemi’s offers to acquire all of the outstanding common shares and debentures of Zarlink for CAD$3.98 per share and CAD$1,624.49 per CAD$1,000 principal amount of debentures, respectively, before the offers expire at 5 p.m. (Toronto Time) on Wednesday, Oct. 12, 2011.

The offers represent a 67 percent premium over the closing price of the shares on the TSX and a 48 percent premium over the closing price of the debentures on the TSX on July 19, 2011, the day prior to the initial public announcement of Microsemi’s proposal to acquire Zarlink. The consideration under the offers represents a 15 percent premium to the closing price of the shares on the TSX and a 15 percent premium to the closing price of the debentures on the TSX on Sept. 21, 2011, the last trading day prior to the public announcement of Microsemi’s amended offers.

The Board of Directors of Zarlink, after receiving fairness opinions from its financial advisors, RBC Capital Markets and Canaccord Genuity Corp, has unanimously determined that the offers are fair to its shareholders and debentureholders, that it is in the best interests of Zarlink to support and facilitate the offers, and has approved the offers and recommends that Zarlink shareholders and debentureholders tender their shares and debentures to the amended offers.

How to Tender Shares to The Offers

A decision to tender requires action to be taken by a stakeholder. Holders that are holding their shares or debentures with a financial intermediary wishing to tender their shares should instruct their brokers to immediately tender to the offers. Financial intermediaries may have different cut-off times for the acceptance of tender instructions other than the official expiry of 5 p.m. (Toronto time) on Wednesday, Oct. 12, 2011. Holders are advised to contact their brokers immediately to ensure their shares and debentures are deposited in time to be taken up and paid for under the terms of the offers. Shareholders or debentureholders requiring more information or assistance tendering their shares or debentures to the offers should contact the Information Agent for the offers, Laurel Hill Advisory Group toll free at 1-877-452-7184 or via email at assistance@laurelhill.com.

About Zarlink

Headquartered in Ottawa, Canada, Zarlink designs mixed-signal semiconductor products for a range of communications and medical applications. Zarlink offers more than 900 active products, and ships approximately 100 million ICs per year to over 400 customers.

About Microsemi

Microsemi Corporation (NASDAQ: MSCC) offers a comprehensive portfolio of semiconductor solutions for: aerospace, defense and security; enterprise and communications; and industrial and alternative energy markets. Products include high-performance, high-reliability analog and RF devices, mixed-signal and RF integrated circuits, customizable SoCs, FPGAs, and complete subsystems. Microsemi is headquartered in Aliso Viejo, Calif., and has more than 2,700 employees globally. Learn more at www.microsemi.com.

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Microsemi and the Microsemi logo are registered trademarks or service marks of Microsemi Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

ADDITIONAL INFORMATION

Neither this communication nor the any of the statements incorporated by reference in this communication constitutes an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Microsemi has filed, and from time to time may file amendments to, tender offer documents with the applicable Canadian securities authorities and the U.S. Securities and Exchange Commission (“SEC”). Any definitive take-over bid or tender offer documents will be made available to shareholders of Zarlink. INVESTORS AND SECURITY HOLDERS OF ZARLINK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE APPLICABLE CANADIAN AUTHORITIES AND THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed by Microsemi with the applicable Canadian securities authorities through the website maintained by the Canadian Securities Administrators at http://www.sedar.com and with the SEC through the web site maintained by the SEC at http://www.sec.gov.

FINANCIAL CONTACT: John W. Hohener Executive Vice President and CFO Tel: (949) 380-6100 INVESTORS: Robert C. Adams Vice President of Corporate Development Tel: (949) 380-6100